SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 2, 2009 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated October 2, 2009, as requested by the Buenos Aires Stock Exchange the Board of Directors reported that in order to clarify statements related to the dividend payment, the Board of Directors has recommended payment of dividends in cash and/or in kind in an amount of up to $56,000,000, regardless of the negative retained earnings as of 06-30-09, as per the following calculation (in thousand of Pesos):

Reserve for New Projects	$62,509
Available funds	$15,734
Total	$78,243
Retained Earnings	(22,060)

Total	$56,183

In view of the foregoing, we request that the clarifications asked for in due time be regarded as duly given.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: October 5, 2009.